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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITES EXCHANGE ACT OF 1934

For the month of **July, 2006**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
_____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes   No   X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- _____.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Royal Standard Minerals Inc.
	(Registrant)
Date: July 13, 2006	By \S\ Roland M. Larsen
	President & CEO

SEC1815 (05-06)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106   TSX.V:RSM
LISTED: STANDARD & POORS   OTCBB:RYSMF

GOLDWEDGE PROJECT DEVELOPMENTS INCLUDES PLANT STARTUP

FOR IMMEDIATE RELEASE

MANHATTAN, NEVADA, JULY 24, 2006, ROYAL STANDARD MINERALS INC. ("RSM") The Goldwedge project plant startup was initiated in mid-June, 2006 and has included the installation of an additional crushing and screening facility, this plant is expected to process up to 150 tons per hour. The feed material will include waste and lower grade heap leach material for the leach pad. Plant feed and startup has continued with the throughput of stockpiled gold mineralized material. During the last month the plant operation has been affected by startup issues in regard to normal mechanical problems with the plant that have affected the operations for a full shift. In addition water management issues have also affected the operation, the maintenance of the water pumping capacity and maintaining a regular continuous flow has been achieved. For the longer term the Company has made plans for the installation of a large (125,000 gallon) water tank to assist in a uniform water distribution to the plant during periods of continuous operations. The issues with the plant are typical problems that are expected during plant startup operations. Considerable progress has been made with the operation of the plant and the plans initiated to date including establishing a large inventory of spare replacement parts will help improve the effectiveness of the plant operations over the long term.

The underground test mining program has progressed very effectively, currently the Company is mining and developing three active headings with a ten man underground crew. The main spiral decline has encountered a small volume of water above 300 feet in depth. The Company has taken measures to begin a grouting program as a means to manage mining under wet conditions as the development gets deeper. RSM has experienced no significant issues with the mining conditions and its ability to effectively mine and develop this deposit.

The drilling program utilizing a Company owned and operated core drill rig will be initiated this week. This program will include field training under the direction of the manufacturers representative will review procedure and operations and train our people. Underground drilling will commence concurrently with the training program.

In spite of problems with hiring and maintaining a qualified construction support staff, RSM has been able to advance/develop the Goldwedge project from the ground up during the past 12 months.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen @ 775-487-2454 FAX 775 -487-2460
Visit our website at Royal-Standard.com